SECURITIES AND EXCHANGE COMMISSION
Washington, DC   20549

AMENDMENT NO. 1 TO
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lone Star Industries, Inc.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

542290408
(CUSIP Number)


David W. Wallace
Lone Star Industries, Inc.
300 First Stamford Place
P.O. Box 120014
Stamford  CT  06912-0014
(203) 969-8515
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
 and Communications)

February 6, 1997
(Date of Event which Requires Filing
of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1 (b) (3) or (4), check the following box:  /  /

Check the following box if a fee is being paid with this statement: /_/


SCHEDULE 13D


CUSIP No.  542290408				Page 1 of 4 Pages

1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	David W. Wallace
	SSN  ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)   /_/
											(b)   /x/

3.	SEC USE ONLY


4.	SOURCE OF FUNDS

	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e) 					 /_/


6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA


7.	SOLE VOTING POWER

	61,415

8.	SHARED VOTING POWER

	601,900

9.	SOLE DISPOSITIVE POWER

	62,192

10.	SHARED DISPOSITIVE POWER

	601,900


11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	664,092

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES  /X/

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.24%

14.	TYPE OF REPORTING PERSON

	IN


Item 1.  Security and Issuer

	This statement relates to the Common Stock of Lone Star
Industries, Inc., 300 First Stamford Place, Stamford, CT 06912.

Item 2.  Identity and Background

		David W. Wallace
		Chairman and Chief Executive Officer
		Lone Star Industries, Inc.
		300 First Stamford Place
		Stamford, CT  06912

	Mr. Wallace, a United States citizen, has not been convicted of a criminal proceeding or a party to a civil proceeding of the type specified in this Item.

Item 3.	Sources and Amount of Funds or other Consideration
		See Item 4, facing page.


Item 4.   Purpose of Transaction.
          Investment purposes.


Item 5.	See Items 7-13, facing page.

	601,900 shares are owned by Robert R. Young Foundation of which Mr. Wallace is an executive officer and trustee. Other executive officers and trustees-- with whom Mr. Wallace shares voting and dispositive power over the shares owned by the Foundation-- are Mr. Wallace's wife and two daughters. None of the executive officers/trustees has any pecuniary interest in the shares held by the Robert R. Young Foundation.

	Mrs. Wallace also owns directly 93,098 shares of Common Stock of Lone Star which are not included in this Report and as to which Mr. Wallace disclaims beneficial ownership. The Robert
R. Young Foundation disclaims beneficial ownership of all shares held by Mr. and Mrs. Wallace. Mr. and Mrs. Wallace also disclaim beneficial ownership of all shares held by the Robert R. Young Foundation.

	Within the past 60 days, the Robert R. Young Foundation, through open market transactions, has purchased an aggregate of approximately 114,400 shares at prices ranging from $36.00 to $38.00. In addition, Mr. Wallace participates in the Lone Star Industries Employee Stock Purchase Plan, which provides that a participant may vote and dispose of shares in his or her account. Included in this Report are the 1,261 shares held in Mr. Wallace's account on December 31, 1996. The reported number includes 777 shares issuable upon the exercise of warrants which are currently exercisable and have an exercise price of $18.75.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	None.

Item 7.  Materials to be Filed as Exhibits.

	None.



	Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     February 13, 1997              /s/ David W. Wallace
            Date                          Signature


						  Name:	David W. Wallace